SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Recruiter.com Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75630B303
(CUSIP Number)

July 2, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75630B303	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

1,052,922 shares of Common Stock(1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,052,922 shares of Common Stock(1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,052,922 shares of Common Stock(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%(3)
12	TYPE OF REPORTING PERSON
FI

(1) Represents 1,052,922 shares of Common Stock held by the reporting person. The number of shares reported to be beneficially owned do not give effect to: (i) 63,110 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant issued on July 2, 2021 and (ii) 56,363 shares of Common Stock issuable upon exercise of an Amended and Restated Warrant issued on May 29, 2020.  Due to a 4.99%  beneficial ownership limitation in the Common Stock Purchase Warrant and the Amended and Restated Warrant, the reporting person has no beneficial ownership of the Common Stock issuable upon exercise of such Warrants.

(2) David Feldman and Joel Arber are both the directors of L1 Capital Global Opportunities Master Fund Ltd. As such they each individually have sole dispositive and voting power.

(3) The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 75630B303	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Recruiter.com Group, Inc.

(b)	Address of Issuer:

500 Seventh Avenue

New York, New York 10018

Item 2. Identity and Background.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship or Place of Organization:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

75630B303

Item 3.

Not applicable.

CUSIP No. 75630B303	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 14,394,329 shares of Common Stock outstanding.

(c)	David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund Ltd. As such, L1 Capital Global Opportunities Master Fund Ltd, Mr. Feldman and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,052,922 shares of Common Stock. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such shares, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

(d)	The Reporting Person is a beneficial owner of 1,052,922 shares of Common Stock. The number of shares reported to be beneficially owned do not give effect to: (i) 63,110 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant issued on July 2, 2021 and (ii) 56,363 shares of Common Stock issuable upon exercise of an Amended and Restated Warrant issued on May 29, 2020. Due to a 4.99% beneficial ownership limitation in the Common Stock Purchase Warrant and the Amended and Restated Warrant, the reporting person has no beneficial ownership of the Common Stock issuable upon exercise of such Warrants.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 75630B303	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund Ltd.

November 18, 2021	By:	/s/ David Feldman
David Feldman, Director